Exhibit 99.1

ELBIT IMAGING LTD. ANNOUNCES
RESULTS FOR FISCAL YEAR 2007

Tel Aviv, Israel, March 31, 2007, Elbit Imaging Ltd. (NASDAQ: EMITF) ("EI" or the "Company") today announced its results for the fiscal year 2007.

Transition to IFRS

Through September 30, 2007 the Company’s financial statements have been prepared in accordance with generally accepted accounting principles in Israel ("Israeli GAAP").

In accordance with the provisions of Standard 29 of the Israeli Accounting Standard Board, the Company has chosen the early implementation of the International Financial Reporting Standards ("IFRS") in its consolidated financial statements as of December 31, 2007 and for the fiscal year then ended.  Accordingly, the transition date of the Company to IFRS has been determined at January 1, 2006 ("Transition Date"). The Company has prepared opening balance as of the Transition Date in accordance with IFRS while adopting certain reliefs allowed for under IFRS 1 (First-time Adoption of International Financial Reporting). In addition the Company has presented its balance sheet and statement of income as of December 31, 2006 and for the year then ended in accordance with IFRS.

As a result of the transition to IFRS, the Company’s shareholders’ equity attributed to the equity holders of the Company as of the Transition Date has increased from NIS  1,054 million reported in accordance with Israeli GAAP to NIS 1,098 million reported in accordance with IFRS. In addition net income in 2006 attributed to the equity holder of the Company decreased from NIS 561.1 million reported in accordance with Israeli GAAP to NIS 510.8 million reported in accordance with IFRS.

Fiscal 2007 compared to Fiscal 2006 results

Consolidated revenues in Fiscal Year 2007 were NIS 3,498 million (US$ 909.5 million) compared to NIS 1,641.4 million reported last year.

Revenues from commercial centers increased in 2007 to NIS 2,917.6 million ($ 758.6 million) from NIS 397.2 million last year.  This increase is attributable to : (i) an increase in revenues from the sale of trading property in 2007 to NIS 2,820 million (US$ 733.2 million) as compared to NIS 286.6 million last year. This increase is attributable to the sale of 4  commercial centers in 2007 (Arena Plaza in Hungary, and Rybnik Plaza, Sosnowiec Plaza and Lublin Plaza in Poland)

as compared to sale of one commercial center in 2006 (Novo Plaza in Czech Republic); and is offset by (ii) a decrease in  revenues from the operations of commercial centers to NIS 97.8 million (US$ 25.4 million) in 2007 compared to NIS 110.6 million in 2006. Such decrease is attributable mainly to the sale of the Arena Commercial Center in Israel, and the sale of the Duna Plaza Offices at the end of June, 2007 offset in part by an increase in attractions operations within the commercial centers, and 2 weeks of operation of the Arena Plaza, Hungary commercial center prior to its sale in mid December, 2007.

Cost of commercial centers increased to NIS 1,714.2 million (US$ 445.7 million) compared to NIS 395.8 million reported last year. This increase is attributable mainly to the cost of sale of 4 commercial centers sold during 2007, compared to cost of sale of one commercial center in the previous year,  and to the increase in managing and operating expenses following Plaza Centers's increase in scope of business as well as  Plaza Centers becoming a public company in October 2006.

Gain from sale of real estate assets and investments, net amounts to NIS 62.6 million (US$ 16.3 million) in 2007, resulting from the sale of the Ballet Institute Building and the Duna Plaza Offices, both in Budapest, as compared to NIS 81.7 attributable mainly to the price adjustments related to sale of assets to the Klepierre Group under the July 2005 (Stage B) transactions, and to the sale of the Sandton Hotel in Johannesburg, South Africa.

Revenues from hotels operations and management increased to NIS 395.2 million (US$ 102.8 million) as compared to NIS 351.6 million reported last year. This increase is attributable to a consistent increase in revenues and high occupancy at our hotels in the United Kingdom, Belgium, Holland and Romania.

Costs and expenses from hotels operations and management increased to NIS 330.1 million (US$ 85.8 million) compared to NIS 308.6 million reported last year. This increase is attributable mainly to an increase in the operations of the hotels segment, as mentioned above, offset by the improving efficiency in the control of the segment’s expenses.

Revenues from sale of medical systems decreased to NIS 49.6 million (US$ 12.9 million) compared to NIS 85.8 million reported last year. This decrease was mainly due to decrease in number of systems sold compared with last year.

Costs and expenses of medical systems operation decreased to NIS 69.9 million (US$ 18.2 million) compared to NIS 71.7 million reported last year.

Revenues from sale of fashion merchandise is attributed to the operations of Elbit Trade & Retail  Ltd. (previously "Mango") which increased to NIS 68.1 million in 2007 (US $17.7 million) compared to NIS 58 million reported last year. This increase is attributed mainly to the opening of 7 new stores by Elbit Trade & Retail Ltd. during 2007

Cost and expenses of fashion merchandise increased to NIS 80.3 million (US$ 20.8 million) compared to NIS 67.8 million reported last year. This increase was attributable mainly to increase in retail operations of Elbit Trade & Retail Ltd. as mentioned above

Gain from decrease in shareholding of invstees was NIS 5.3 million (US$ 1.3 million) as compared to NIS 667.0 million reported last year. The gain in 2007 is attributable to a gain consequent upon a decrease in the Company's shareholding in InSightec as a result of the issuance of Preferred A Shares by InSightec in November 2007. The gain in 2006 is attributable to a gain resulting from a decrease in shareholding of the Company in Plaza Centers in the amount of NIS 667.0 million following  the Initial Public Offering of Plaza Center’s ordinary shares on the Official List of the London Stock Exchange in late October 2006.

Research and development expenses decreased to NIS 69.5 million (US$ 18.1 million) compared to NIS 73.5 million reported last year. These costs are attributable to the operations of InSightec.

General and administrative expenses increased to NIS 117.0 million (US$ 30.4 million) compared to NIS 67 million reported last year. The increase in general and administrative expenses is attributable to : (i) share-based payments expenses and bonuses in respect of employees and directors which amounted to approximately to NIS 70 million (US$ 18.2 million) in 2007, as compared to approximately NIS 26.1 million in 2006;  (ii)  bonus payment  to the  Company's Chairman of the Board in respect of  the profit  generated by the Company in 2006,  which was approved by the Company's shareholders at general meeting in November 2007, and accordingly was recorded in the general and administrative expenses of 2007.

Financial expenses, net increased to NIS 140.9 million (US$ 36.6 million) - compared to NIS 118.6 million reported last year - attributable mainly to an increase in the scope of notes raised by the Company and Plaza Centers during 2007 on the Tel Aviv Stock Exchange in Israel.

Other expenses decreased to NIS 38.2 million (US$ 9.9 million), compared to NIS 77.0 million reported last year. The other expenses in 2007 include mainly impairments and loss from disposition of real estate assets and investments, and initiation expenses related to the Company’s operations in India,  offset by a profit from the collection of debt.

Profit before taxes in 2007 was NIS 925.6 million (US$ 240.7 million) as compared to NIS 462.0 million in 2006.

Income tax in 2007 was NIS 16.3 million (US$ 4.2 million) as compared to tax benefits in the amount of NIS 1.8 million last year.

Profit from continuing operations in 2007, was NIS 909.3 million (US$ 236.4 million) compared to NIS 463.8 million reported last year.

Profit from discontinuing operations, net in 2007 was NIS 10.3 million (US$ 2.7 million) compared to NIS 35.7 million reported last year. Such profit is attributable mainly to the cancellation of provisions accrued in connection with discontinued operations, collection of bad debts and revenues from royalties on patents.

Net income in 2007 was NIS 919.6 million (US $239.1 million) of which NIS 539.7 million (US$ 140.3 million) is attributable to the equity holders of the Company and NIS 379.9 million (US$ 98.8 million) is attributable to minority interest.

Net income in 2006 was NIS 499.5 million of which NIS 510.8 million is attributable to the equity holders of the Company and loss of NIS 11.3 million is attributable to minority interest.

Net income in 2007 excluding stock-base compensation expenses (Non GAAP measure) amounted to NIS 992.5 million (approximately US$ 258.0 million) compared to NIS 531.9 million in 2006.

Mr. Mordechay Zisser, Chairman of the Board of Directors of the Company, commented : This is the year in which Elbit Imaging Ltd. has made good on its promises to the capital market. I would like to take this opportunity of thanking all of our investors who have believed in the

Company over the years, and who now are able to participate in the fruits of our success. The management and employees of Elbit Imaging will do everything in their power to ensure that the Company will be able to publish similar, and hopefully even better, results in the future.”

Mr. Shimon Yitzhaki, President and CEO of the Company, commented as follows :  “We are now concluding a fiscal year in which our shareholders’ equity amounts to NIS 3.2 billion, and increase of NIS 1 billion over the corresponding period last year. This year we are gratified to report very high profitability, which flows on directly from the profitability which we reported in 2006.

The Elbit boasts an impressive list of projects in the pipeline, both in Central and Eastern Europe (including mega-projects such as the “Casa Radio” Project in Bucharest and the “Dream Island” project in Budapest), as well as on the Indian sub-continent, such as the large residential project in Bangalore recently announced, and the project in Chennai. Management is confident that these projects will also generate high profits in the years to come.

During 2007, we have sold the Arena Plaza Shopping and Entertainment Center in Budapest in consideration for € 381 million. The Arena Plaza is a high quality facility, and the largest of its kind in Hungary and indeed in the entire east European region, which was fully leased up at opening. Additionally, our  hotels continue to show improved results and profitability, and during the course of 2008 we will be opening a new hotel in Bucharest, which will be our flagship facility in the hotel sector.

I am also pleased by management’s decision to accelerate the development of new applications by InSightec. While this process is reflected in high R&D costs in the Company’s profit and loss account, in the long run it is anticipated that these new developments will generate significant fruits in the future.

The Company has substantial cash reserves of approximately NIS 4 million available to it, which at this point in time  in the capital markets constitutes a very significant advantage, and will assist the Company in taking advantage of commercial opportunities which we anticipate will be encountered in the months and years to come. The Company will make every endeavor to make prudent use of these cash reserves in order to attain attractive yields for its shareholders.”

About Elbit Imaging Ltd.
Elbit Imaging Ltd. (“EI”) is a subsidiary of Europe Israel (M.M.S.) Ltd. EI's activities are divided into the following principal fields: (i) Initiation, construction, operation, management and sale of shopping and entertainment centers in Israel, Central and Eastern Europe and India; (ii) Hotels ownership, primarily in major European cities, as well as operation, management and sale of same through its subsidiary, Elscint Ltd.; (iii) Investments in the research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, through its subsidiary, InSightec Ltd.; and (iv) Other activities consisting of the distribution and marketing of women's fashion and accessories through our wholly-owned Israeli subsidiary, Elbit Trade & Retail Ltd., and venture-capital investments.

Any forward looking statements with respect to EI's business, financial condition and results of operations included in this release are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, unexpected results of litigation proceedings, ability to find suitable locations, receipt of approvals and permits for zoning and construction, delays in construction, dependency on partners in the hotels business, competition, risks relating to operations in Eastern Europe and Asia (including India) and risks relating to our image guided treatment, economic conditions, as well as certain other risk factors which are detailed from time to time in EI's filings with the Securities and Exchange Commission including, without limitation, Annual Report on Form 20-F for the fiscal year ended December 31, 2006, filed with the Securities and Exchange Commission on July 3, 2007.

For Further Information:

Company Contact	Investor Contact

Shimon Yitzhaki, President	Leslie Wolf-Creutzfeldt
Elbit Imaging Ltd.	The Global Consulting Group
(972-3) 608-6000	1-646-284-9472
syitzhaki@elbitimaging.com	lcreutzfeldt@hfgcg.com

Dudi Machluf, CFO
Elbit Imaging Ltd.
(972-3) 608-6024
dudim@elbitimaging.com

Elbit Imaging Ltd

	December 31, 2007	December 31, 2006	December 31, 2007
			Convenience
			translation
	(in thousand NIS)		US$'000

Current Assets
Cash and cash equivalents	1,425,710	2,150,871	370,700
Short-term deposits and investments	842,410	387,065	219,035
Trade accounts receivable	1,521,521	74,974	395,612
Receivables and other debit balances	309,076	98,459	80,363
Inventories	25,492	24,491	6,628
Trading property	1,738,213	923,634	451,953
Assets related to discontinuing operation	11,120	12,483	2,891
	5,873,542	3,671,977	1,527,182

Non-Current Assets
Deposits, loans and other long-term balances	292,370	130,525	76,019
Investments in associates and other companies	61,973	55,460	16,114
Property, plant and equipment	1,761,350	1,622,975	457,969
Investment property	259,881	538,209	67,572
Other assets and deferred expenses	148,137	254,210	38,517
Intangible assets	51,820	7,272	13,474
Deferred taxes	-	4,997	-
	2,575,531	2,613,648	669,665

	8,449,073	6,285,625	2,196,847

Current Liabilities
Short-term credits	166,469	688,553	43,284
Suppliers and service providers	181,226	155,008	47,121
Payables and other credit balances	558,918	217,609	145,324
	906,613	1,061,170	235,729

Non-Current liabilities
Borrowings	4,123,904	2,683,595	1,072,258
Other long-term liabilities	104,292	133,970	27,117
Deferred taxes	55,139	72,145	14,337
Liabilities related to discontinuing operation	30,123	40,514	7,832
	4,313,458	2,930,224	1,121,544

Shareholders' Equity
Attributable to equity holders of the Company	2,035,437	1,644,716	529,235
Minority Interest	1,193,565	649,515	310,339
	3,229,002	2,294,231	839,574

	8,449,073	6,285,625	2,196,847

Elbit Imaging Ltd

	Year ended Dec 31	Year ended Dec 31	Year ended Dec 31
	2007	2006	2007
			Convenience
			translation
	(in thousand NIS)		US$'000

Revenues and gains
Commercial centers ¹	2,917,616	397,202	758,610
Sale of real estate assets and investments, net	62,621	81,794	16,282
Hotels operations and management	395,227	351,610	102,763
Sale of medical systems	49,648	85,824	12,909
Sale of fashion merchandise	68,139	58,035	17,717
Decrease in shareholding of investees	5,310	667,014	1,381
	3,498,561	1,641,479	909,662

Costs and expenses
Commercial centers ¹	1,714,253	395,814	445,724
Hotels operations and management	330,063	308,623	85,820
Cost and expenses of medical systems operation	69,953	71,746	18,188
Cost of fashion merchandise	80,308	67,834	20,881
Research and development expenses	69,559	73,538	18,086
General and administrative expenses	116,992	66,983	30,419
Share in losses (Income) of associated companies, net	12,667	(736)	3,294
Financial expenses, net	140,925	118,585	36,642
Other expenses, net	38,233	77,048	9,941
	2,572,953	1,179,435	668,995

Profit before income taxes	925,608	462,044	240,667
Income taxes (tax benefits)	16,288	(1,787)	4,235

Profit from continuing operation	909,320	463,831	236,432
Profit from discontinuing operation, net	10,288	35,663	2,675

Profit for the year	919,608	499,494	239,107

Attributable to:
Equity holders of the Company	539,749	510,802	140,340
Minority interest	379,859	(11,308)	98,767
	919,608	499,494	239,107

(1) Sale of trading property and investment property operations

Elbit Imaging Ltd
	Share	Capital	Cumulative foreign currency translation	Swap	Stock base	Retained	Gross	Treasury	Loans to employees to acquire Company	Total amount related to shareholders of	Minority	Total
	Capital	reserves	adjustments	Transaction	compensation	earnings	Amount	stock	Shares	the Company	Interest	amount
	(In thousand NIS)
Balance -
January 1, 2006 (reported amounts)	37,480	789,165	(11,209)	(1,883)	-	465,773	1,279,326	(162,383)	(19,034)	1,097,909	6,066	1,103,975
												-
Gain for the period	-	-	-	-	-	510,802	510,802	-	-	510,802	(11,308)	499,494
Exercise of warrants	28	1,105	-	-	-	-	1,133	-	-	1,133	-	1,133
Differences from translation of foreign entities' financial statements	-	-	59,174	-	-	-	59,174	-	-	59,174	18,404	77,578
Dividend paid	-	-	-	-	-	(124,160)	(124,160)	-	-	(124,160)	-	(124,160)
issuance of shares to the minority by a subsidiary	-	-	-	-	-	-	-	-	-	-	612,158	612,158
Purchase of the minority interest	-	-	-	-	-	-	-	-	-	-	(402)	(402)
Repayment of loans as a result of the realization by employees of rights to shares	-	-	-	-	-	-	-	-	16,970	16,970	-	16,970
Sale of treasury stocks	-	-	-	-	-	-	-	23,864	-	23,864	-	23,864
Change in fair value of Swap transactions	-	-	-	21,963	-	-	21,963	-	-	21,963	-	21,963
Stock based compensation expenses	-	-	-	-	13,482	-	13,482	-	-	13,482	23,544	37,026
Equity component of convertible note issued by a subsidiary	-	-	-	-	-	-	-	-	-	-	1,053	1,053
Employee share premium	-	1,789	-	-	-	-	1,789	-	(1,789)	0	-	0
issuance of shares	524	23,055	-	-	-	-	23,579	-	-	23,579	-	23,579
December 31, 2006 (reported amounts)	38,032	815,114	47,965	20,080	13,482	852,415	1,787,088	(138,519)	(3,853)	1,644,716	649,515	2,294,231

Gain for the period	-	-	-	-	-	539,749	539,749	-	-	539,749	379,859	919,608
Differences from translation of foreign entities' financial statements	-	-	(2,094)	-	-	-	(2,094)	-	-	(2,094)	10,468	8,374
Dividend paid	-	-	-	-	-	(159,767)	(159,767)	-	-	(159,767)	-	(159,767)
issuance of shares to the minority by a subsidiary	-	-	-	-	-	-	-	-	-	-	45,459	45,459
Purchase of the minority interest	-	-	-	-	-	-	-	-	-	-	(601)	(601)
Repayment of loans as a result of the realization by employees of rights to shares	-	-	-	-	-	-	-	-	638	638	-	638
Change in fair value of Swap transactions	-	-	-	(7,232)	-	-	(7,232)	-	-	(7,232)	-	(7,232)
Stock based compensation expenses	-	-	-	-	19,427	-	19,427	-	-	19,427	76,450	95,877
Initially consolidation of a subsidiary	-	-	-	-	-	-	-	-	-	-	32,415	32,415
Employee share premium	-	163	-	-	-	-	163	-	(163)	-	-	-
December 31, 2007 (reported amounts)	38,032	815,277	45,871	12,848	32,909	1,232,397	2,177,334	(138,519)	(3,378)	2,035,437	1,193,565	3,229,002

	Share	Capital	Cumulative foreign currency translation	Swap	Stock base	Retained	Gross	Treasury	Loans to employees to acquire Company	Total amount related to shareholders of	Minority	Total
	Capital	reserves	adjustments	Transaction	compensation	earnings	Amount	stock	Shares	the Company	Interest	amount
	Convenience translation US$'000

December 31, 2006 (reported amounts)	9,889	211,938	12,472	5,221	3,505	221,637	464,662	(36,016)	(1,003)	427,643	168,881	596,524

Gain for the period	-	-	-	-	-	140,340	140,340	-	-	140,340	98,767	239,107
Differences from translation of foreign entities' financial statements	-	-	(544)	-	-	-	(544)	-	-	(544)	2,722	2,178
Dividend paid	-	-	-	-	-	(41,541)	(41,541)	-	-	(41,541)	-	(41,541)
issuance of shares to the minority by a subsidiary	-	-	-	-	-	-	-	-	-	-	11,820	11,820
Purchase of the minority interest	-	-	-	-	-	-	-	-	-	-	(156)	(156)
Repayment of loans as a result of the realization by employees of rights to shares	-	-	-	-	-	-	-	-	166	166	-	166
Change in fair value of Swap transactions	-	-	-	(1,880)	-	-	(1,880)	-	-	(1,880)		(1,880)
Stock based compensation expenses	-	-	-	-	5,051	-	5,051	-	-	5,051	19,878	24,929
Initially consolidation of a subsidiary	-	-	-	-	-	-	-	-	-	-	8,427	8,427
Employee share premium	-	42	-	-	-	-	42	-	(42)	(0)	-	(0)
December 31, 2007 (reported amounts)	9,889	211,980	11,928	3,341	8,556	320,436	566,130	(36,016)	(879)	529,235	310,339	839,574